Exhibit 21

List of Subsidiaries of

Turtle Beach Corporation

Name	Jurisdiction of Incorporation
VTB Holdings, Inc.	Delaware, U.S.
Voyetra Turtle Beach, Inc.	Delaware, U.S.
TBC Holding Company LLC	Delaware, U.S.
Tide Acquisition Sub II, LLC	Delaware, U.S.
Performance Designed Products LLC	California, U.S.
Turtle Beach Europe Limited	United Kingdom
TB Germany GmbH	Germany
Turtle Beach Netherlands B.V.	The Netherlands
PDP France SARL	France
Turtle Beach Australia Pty. Ltd.	Australia
Turtle Beach K.K.	Japan